Exhibit 8

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
In connection with the filing of the annual report on Form 40F for the fiscal year ended December 31, 2023 (the “Report”) by New Gold Inc. (the “Company”), I, Keith Murphy, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that:
1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 21, 2024
/s/ Keith Murphy

Keith Murphy
Executive Vice President and Chief Financial Officer